4imprint Group plc

RECEIVED

2004 OCT -7 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045406

SUPPL

1 October 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	***Document***
01.10.04	LSE Notification – shares acquired – SVG Capital

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

pp [signature]

David Seekings
Company Secretary

dw 10/7

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 159605

All relevant boxes should be completed in block capital letters.

1. Name of company 4IMPRINT GROUP PLC	2. Name of shareholder having a major interest SVG CAPITAL
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them BARFIELD NOMINEES LIMITED (2,690,000 SHARES) BANQUE PRIVEE EDMOND DE ROTHSCHILD EUROPE SA (200,000 SHARES)

5. Number of shares/amount of stock acquired —	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) —	7. Number of shares/amount of stock disposed —	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) —

9. Class of security ORDINARY 38 6/13P	10. Date of transaction 01-10-04	11. Date company informed 01-10-04

12. Total holding following this notification 2,690,000 - BARFIELD NOMINEES 200,000 - BANQUE PRIVEE EDMOND DE ROTHSCHILD EUROPE SA	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 9.36% 0.70

14. Any additional information PLEASE SEE ATTACHED	15. Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

PP [signature]

DAVID SEEKINGS (COMPANY SECRETARY)

Date of notification 01 OCTOBER 2004